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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                           ---------------------------

                            NEW ERA OF NETWORKS, INC.
                            (Name of Subject Company)

                           ---------------------------

                              NEEL ACQUISITION CORP.
                          a wholly owned subsidiary of
                                  SYBASE, INC.
                         (Name of Filing Person-Offeror)

                           ---------------------------

                     COMMON STOCK, PAR VALUE $.0001 PER SHARE
                (including the associated share purchase rights)
                         (Title of Class of Securities)

                                    644312-100
                          (CUSIP Number of Securities)


                                 DANIEL R. CARL
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  SYBASE, INC.
                              6475 CHRISTIE AVENUE
                          EMERYVILLE, CALIFORNIA 94608
                                 (510) 922-3500

                           ---------------------------

  (Name, address, including zip code, and telephone number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

                           ---------------------------

                                   Copies to:

                             LARRY W. SONSINI, ESQ.
                             MICHAEL KENNEDY, ESQ.
                               MICHAEL DORF, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                                   ONE MARKET
                            SPEAR TOWER, SUITE 3300
                        SAN FRANCISCO, CALIFORNIA 94015
                                 (415) 947-2000

                           ---------------------------

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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      This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule TO filed by Sybase, Inc., a Delaware corporation ("Sybase"), and Neel Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Sybase ("Neel"), on March 15, 2001, as previously amended (the "Schedule TO"), relating to the offer (the "Offer") by Neel to exchange shares of common stock, par value $.0001 per share (the "NEON Shares") of New Era of Networks, Inc., a Delaware corporation ("NEON"), for shares of common stock, par value $.001 per share (the "Sybase Shares"), of Sybase based on the exchange ratio described in the Prospectus referenced below.

      The Offer is made pursuant to an Agreement and Plan of Reorganization, dated as of February 20, 2001, by and among Sybase, Neel and NEON which contemplates the merger of Neel into NEON (the "Merger"). Sybase has filed a registration statement with the Securities and Exchange Commission on Form S-4 as amended on April 4, 2001, relating to the Sybase Shares to be issued to stockholders of NEON in the Offer and the Merger (as so amended, the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits
(a) (1) and (a) (2) to the Schedule TO.

      All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Sybase, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

      Item 11 is hereby amended and supplemented as follows:

      Sybase, Inc. amended the Prospectus referred to in Exhibit (a) (1) hereto and issued the press release contained in Exhibit (a)(10) hereto.
The information set forth in the press release is incorporated herein by reference.

ITEM 12.             EXHIBITS.
   (a) (1) Prospectus relating to Sybase Shares to be issued in the Offer and the Merger (incorporated by reference from Sybase's Registration Statement on Form S-4, as amended on April 4, 2001).

   (a) (10)          Text of press release issued by Sybase, Inc. dated April
                     12, 2001 (incorporated by reference to the filing under Rule 425 under the Securities Act of 1933 by Sybase, Inc.
                     on April 12, 2001).



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2001



                                  NEEL ACQUISITION CORP.


                                  By: /s/ Pieter Van der Vorst
                                     -----------------------------------------
                                      Name: Pieter van der Vorst
                                      Title: Chief Financial Officer, Director


                                  SYBASE, INC.


                                  By: /s/ John S. Chen
                                     -----------------------------------------
                                      Name: John S. Chen
                                      Title: Chief Executive Officer, President
                                             and Chairman of the Board


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                                  EXHIBIT INDEX

EXHIBIT NUMBER                           EXHIBIT NAME
--------------                           ------------
(a) (1)              Prospectus relating to Sybase Shares to be issued in the
                     Offer and the Merger (incorporated by reference from
                     Sybase's Registration Statement on Form S-4, as amended
                     on April 4, 2001).

(a) (10)             Text of press release issued by Sybase, Inc. dated April 12,
                     2001 (incorporated by reference to the filing under Rule
                     425 under the Securities Act of 1933 by Sybase, Inc. on
                     April 12, 2001).
